UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

BlueLinx Holdings Inc.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

09624H109
(CUSIP Number)

with a copy to:
Mr. Stephen Feinberg	Robert G. Minion, Esq.
c/o Cerberus Capital Management, L.P.	Lowenstein Sandler LLP
875 Third Avenue, 11th Floor	1251 Avenue of the Americas, 17th Floor
New York, NY 10022	New York, NY 10020
(212) 891-2100	(646) 414-6930
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 10, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.	09624H109
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Stephen Feinberg

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a)	Not
(b)	Applicable

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

Not Applicable

6.	Citizenship or Place of Organization: United States

Number of	7.	Sole Voting Power:	*
Shares Beneficially	8.	Shared Voting Power:	*
Owned by
Each Reporting	9.	Sole Dispositive Power:	*
Person With	10.	Shared Dispositive Power:	*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 33,651,979*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 52.8%*

14.	Type of Reporting Person (See Instructions): IA, IN

* Based upon the information set forth in the BlueLinx Holdings Inc., a Delaware corporation (the “Company”), Quarterly Report on Form 10-Q for the quarterly period ended September 29, 2012, as filed with the Securities and Exchange Commission on November 1, 2012, there were 63,706,052 shares of common stock, par value $0.01 per share (the "Shares"), of the Company issued and outstanding as of November 1, 2012.  As of the filing date of this Schedule 13D Amendment No. 5, Cerberus ABP Investor LLC, a Delaware limited liability company ("Cerberus ABP"), holds 33,651,979 Shares.  Stephen Feinberg, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by Cerberus ABP.  Thus, as of the filing date of this Schedule 13D Amendment No. 5, for the purposes of Reg. Section 240.13d-3, Mr. Feinberg is deemed to beneficially own 33,651,979 Shares, or 52.8% of the Shares deemed issued and outstanding.

This Schedule 13D Amendment No. 5 (“Amendment No. 5”) further amends the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) by Stephen Feinberg on December 22, 2004, the Schedule 13D Amendment No. 1 filed with the SEC by Mr. Feinberg on July 22, 2010 (“Amendment No. 1”), the Schedule 13D Amendment No. 2 filed with the SEC by Mr. Feinberg on September 28, 2010 (“Amendment No. 2”), the Schedule 13D Amendment No. 3 filed with the SEC by Mr. Feinberg on October 20, 2010 (“Amendment No. 3”) and the Schedule 13D Amendment No. 4 filed with the SEC by Mr. Feinberg on April 26, 2011 (“Amendment No. 4” and, collectively with Amendment No. 1, Amendment No. 2 and Amendment No. 3, the “Amendments”).  Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported in the Schedule 13D or the Amendments.  Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D and the Amendments, as applicable.

Item 2.   Identity and Background.

       Item 2 is hereby amended by deleting the first sentence of the first paragraph thereof and replacing it with the following, which reflects the change of business address of the reporting person:

       The person filing this statement is Stephen Feinberg, whose business address is 875 Third Avenue, 11th Floor, New York, New York 10022.

Item 4.   Purpose of the Transaction.

       Item 4 is hereby amended by adding the following paragraph after the last paragraph thereof:

       On January 10, 2013, the Company announced that it plans to commence an offering of rights to purchase Shares (the “Rights”) to its stockholders which, if fully subscribed, will produce gross proceeds to the Company of approximately $40 million.  In connection with the distribution by the Company to its stockholders of the Rights to purchase Shares, Cerberus ABP has indicated to the Company that it intends, subject to the exercise price of the Rights being set at an amount acceptable to Cerberus ABP, to exercise all of the Rights issued to it under the pro rata basic subscription Rights and to subscribe for the maximum number of additional Shares pursuant to the over-subscription privilege with respect to the Rights that Cerberus ABP may be entitled to purchase.  Such indication, however, is not binding upon Cerberus ABP, and Cerberus ABP is not legally obligated to exercise any Rights or purchase any Shares.

Item 5.   Interest in Securities of the Issuer.

       Item 5 is hereby amended by deleting it in its entirety and replacing it with the following:

      Based upon the information set forth in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 29, 2012, as filed with the Securities and Exchange Commission on November 1, 2012, there were 63,706,052 Shares issued and outstanding as of November 1, 2012.  As of the filing date of this Amendment No. 5, Cerberus ABP holds 33,651,979 Shares.  Stephen Feinberg, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by Cerberus ABP.  Thus, as of the filing date of this Amendment No. 5, for the purposes of Reg. Section 240.13d-3, Mr. Feinberg is deemed to beneficially own 33,651,979 Shares, or 52.8% of the Shares deemed issued and outstanding.

       During the 60 days prior to the filing of this Schedule 13D Amendment No. 5, there were no transactions effected in the Shares, or securities convertible into, exercisable for or exchangeable for the Shares, by Mr. Feinberg or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

       Item 6 is hereby amended by incorporating the amendment set forth in Item 4 above into this Item 6.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 10, 2013

/s/ Stephen Feinberg
Stephen Feinberg, on behalf of Craig Court, Inc., the managing member of Craig Court GP, LLC, the general partner of Cerberus Capital Management, L.P.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).